Exhibit 19

COOPERATION AGREEMENT

This Cooperation Agreement (this “Agreement”) is made as of the 3rd day of August, 2018, by and between Wynn Resorts, Limited, a Nevada corporation (the “Company”), and Elaine P. Wynn (the “Stockholder,” and collectively with the Company, the “Parties”).

WHEREAS, as of the date hereof, the Stockholder beneficially owns 9,539,077 shares of common stock of the Company, par value $0.01 per share (the “Common Stock”), or approximately 8.78 % of the issued and outstanding shares of Common Stock; and

WHEREAS, the Stockholder and the Company have determined to come to an agreement with respect to the composition of the Company’s Board of Directors (the “Board”) and certain other matters.

NOW, THEREFORE, in consideration of the covenants and promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, hereby agree as follows:

1.             Certain Definitions.  For purposes of this Agreement, the following terms shall have the following respective meanings:

(a)          “Affiliate” means, with respect to a Person, any Person that, at the time of determination, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such first Person.  For purposes of this definition, “control” and, with correlative meanings, the terms “controlled by” and “under common control with,” mean the possession, directly or indirectly, of the power to direct the management or policies of a Person, whether through the ownership of voting securities, by contract relating to voting rights or corporate governance, or otherwise.  For purposes of this Agreement, the Stockholder shall not at any time be, or be deemed to be, an Affiliate of the Company, and the Company shall not at any time be, or be deemed to be, an Affiliate of the Stockholder.

(b)          “Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in the State of Nevada are authorized or obligated to be closed by applicable law.

(c)          “Commitment Date” means the date that is one day after the 2020 annual meeting of stockholders of the Company.

(d)          “Derivative Action” means any derivative action brought by a Company stockholder.

(e)          “Extraordinary Circumstances” means the death or inability of the Independent Director, due to his own or his spouse’s illness or accident or other mental or physical incapacity, to act as Chair of the Board.

(f)          “Person” means an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or other similar entity or organization, including a government or political subdivision, department or agency of a government.

(g)          “Representatives” means, as to a Person, (i) such Person’s Affiliates and (ii) such Person’s or any of such Person’s Affiliate’s respective directors, officers, employees, partners, members, managers, consultants, legal or other advisors, agents and other representatives acting in a capacity on behalf of, in concert with or at the direction of such Person or any of such Person’s Affiliates.

(h)          “Settlement Agreement” means the Settlement Agreement and Mutual Release, dated April 16, 2018, among the Company, the Stockholder and certain other Persons.

(i)           “Standstill Period” means the period of time commencing on the date (if any) that the Independent Director becomes Chair of the Board and continuing until the later of (i) the date the Independent Director ceases to serve as Chair of the Board and (ii) the conclusion of the 2020 annual meeting of stockholders of the Company; provided, that solely with respect to the activity described in the first parenthetical in Section 3(h), the Standstill Period shall commence on the date hereof.

(j)           “Stockholder Meeting” means each annual or special meeting of stockholders of the Company, and any adjournments, postponements, reschedulings or continuations thereof.

2.             Appointment of New Independent Director and Related Matters.

(a)          Concurrent with the execution and delivery of this Agreement, the Board shall (i) increase the size of the Board by one director; and (ii) appoint Philip G. Satre (the “Independent Director”) to serve as a Class I member of the Board, effective immediately and until the Independent Director’s successor shall be elected or appointed and qualified or until the Independent Director’s earlier death, retirement, disqualification, or removal.

(b)          Concurrent with the execution and delivery of this Agreement, the Board shall appoint the Independent Director as Vice Chair of the Board, effective immediately.  The Independent Director shall be entitled to continuously serve as sole Vice Chair of the Board until such time (if any) that the Independent Director becomes Chair of the Board, and the Independent Director shall be entitled to continuously serve as sole Chair of the Board from the time (if any) of his appointment (which shall be no later than December 31, 2018) through the Commitment Date, in each case, (x) unless the Board determines in good faith, after consulting outside counsel, that the Independent Director’s continued service as Vice Chair or Chair of the Board, as applicable, would violate the Board’s fiduciary duties, and (y) subject to the Independent Director’s prior resignation from the Board.  The Company represents and warrants that the rights and responsibilities of the Chair of the Board have not been altered since April 17, 2018.  The Board shall not at any time prior to the Commitment Date alter the rights and responsibilities of the Chair of the Board without the prior consent of the Independent Director.

(c)          Unless the Board determines in good faith, after consulting outside counsel, that such appointment would violate the Board’s fiduciary duties, the Board shall appoint the Independent Director as the sole Chair of the Board immediately following the resignation of the current Chair of the Board from such position but in any event no later than December 31, 2018.

(d)          Concurrent with or prior to the appointment of the Independent Director as the Chair of the Board, the Board shall appoint the Independent Director to the Nominating and Corporate Governance Committee (the “Corporate Governance Committee”) of the Board, and concurrent with the execution and delivery of this Agreement, the Board shall appoint the Independent Director as an ex officio representative to the Corporate Compliance Committee and as the lead Board representative thereon. In the event that the Company determines that one or more members of the Board or of management shall be appointed as a member or members of the Corporate Compliance Committee at a time when the Independent Director continues to serve as a director, the Independent Director shall be such an appointee. Following the Independent Director’s appointments as provided in the foregoing two sentences, the Independent Director shall be entitled to continuously serve in such capacities until the Commitment Date, subject, in the case of the Corporate Governance Committee, to the Independent Director continuing to qualify as an “independent director” under applicable rules of the Securities and Exchange Commission (the “SEC”), the NASDAQ rules and applicable governance policies as such policies are in effect on the date hereof.  In addition, the Board shall consider the appointment of the Independent Director to any other committee of the Board in a manner consistent with the Board’s consideration of any other directors to such committees of the Board; provided, however, that the Independent Director shall not be appointed as a member of the Special Committee of the Board.  The Independent Director shall have the right to attend Corporate Governance Committee meetings, effective immediately, and the Independent Director shall have the same rights as other members of the Board to be invited to attend meetings of other committees of the Board of which the Independent Director is not a member and to receive the same information as other members of the Board at the same time that other members of the Board receive such information.  In light of the Independent Director’s experience, reputation and expertise with respect to regulatory matters, the Independent Director shall be consulted on, provide input on and, as appropriate, participate in any substantive communications with regulators about matters that are material to the Company, and the Independent Director shall be consulted on and provide input on any Board action that could reasonably be determined to affect the Company’s standing with its regulators in any material respect.

(e)          The Company shall provide to the Independent Director (i) (x) compensation (including reimbursement of expenses) for his services as director, (y) indemnification and exculpation rights, and (z) directors’ and officers’ liability insurance coverage, in each case on the same terms and conditions as the other non-employee directors of the Company (as such compensation, rights and coverage may exist from time to time), and (ii) compensation for his services as Vice Chair or Chair of the Board in an amount that is no less than the annual compensation payable to the current Chair of the Board (or if such compensation is not determined, no less than an amount that is the median of a benchmarked range to be reported by an independent consultant mutually selected by the Company and the Stockholder).

(f)           Notwithstanding anything to the contrary in this Agreement, (i) no director of the Company shall be prohibited from acting in his or her capacity as a director or from complying with his or her fiduciary duties as a director of the Company (including voting on any matter submitted for consideration by the Board, participating in deliberations or discussions of the Board, and making suggestions or raising any issues or recommendations to the Board) and (ii) the Stockholder acknowledges and agrees that (A) the Independent Director shall have the rights and obligations, including fiduciary duties to the Company and all of its stockholders, of a director under applicable law and the Company’s organizational documents while the Independent Director serves on the Board, and (B) the Company is not required to take or omit to take any action (other than the actions contemplated by this Agreement) as a result of or in connection with the appointment of the Independent Director.

(g)          Unless the Board determines in good faith, after consulting outside counsel, that such action would violate the Board’s fiduciary duties, until the Commitment Date, the Board shall (i) recommend to the stockholders of the Company that they vote against any proposal to remove the Independent Director from the Board and (ii) solicit proxies against any proposal to remove the Independent Director.

(h)          In the event that, at any time prior to the 2020 annual meeting of stockholders of the Company, the Independent Director ceases to be a director due to an Extraordinary Circumstance and at the time the Stockholder owns at least 5.0% of the outstanding shares of Common Stock, the Stockholder shall be entitled to propose, subject to the approval (not to be unreasonably withheld, conditioned or delayed) of the Corporate Governance Committee in accordance with this paragraph, a candidate for replacement to replace the Independent Director (such replacement, a “Replacement Director”).  Any Replacement Director shall qualify as an “independent director” under applicable rules of the SEC, the NASDAQ rules and applicable governance policies as such policies are in effect on the date hereof.  The Corporate Governance Committee shall, in good faith and consistent with its fiduciary duties, approve or deny any candidate for Replacement Director within 15 Business Days following the Stockholder’s proposal of a candidate. The Corporate Governance Committee’s approval of a Replacement Director shall not be unreasonably withheld, conditioned or delayed. Within five Business Days following the Corporate Governance Committee’s approval of a Replacement Director, the Board shall appoint such Replacement Director to the Board. In the event the Corporate Governance Committee declines to approve a candidate for the Replacement Director pursuant to the foregoing provisions, this Agreement shall terminate, effective immediately.  Upon the Replacement Director’s appointment to the Board, the Board shall take all necessary actions to appoint such Replacement Director as Chair of the Board and to the Corporate Governance Committee.  Unless a clear contrary interpretation applies, each reference herein to the “Independent Director” shall include a reference to any Replacement Director with respect thereto.

(i)           As soon as reasonably practicable following the signing of this Agreement, the Company shall restore the Stockholder’s officer check privileges she previously enjoyed before the Company terminated them.

(j)           In the event the Independent Director is not appointed as the sole Chair of the Board on or prior to December 31, 2018, the Board shall take such actions (if any) as are necessary to ensure that the Company’s deadline for director nominations by stockholders as determined pursuant to Section 2.13(a) of its bylaws remains open for no less than 45 days following December 31, 2018.

3.             Standstill Agreement.  During the Standstill Period, without the prior consent of the Board (as evidenced by a duly adopted resolution), the Stockholder shall not, and shall cause her Affiliates not to, directly or indirectly, in any manner (including through her Representatives):

(a)          acquire, or offer or seek or agree to acquire, whether by purchase, tender or exchange offer, through the acquisition of control of another Person, by joining a partnership, limited partnership, syndicate or other group (including any group of persons that would be treated as a single “person” under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), through swap or hedging transactions or otherwise (the taking of any such action, an “Acquisition”), ownership (beneficial or otherwise) of any securities or assets of the Company or any of its subsidiaries (or any direct or indirect rights or options to acquire such ownership, including voting rights decoupled from the underlying voting securities of the Company or any of its subsidiaries, or otherwise act in concert with respect to the Acquisition of such securities, rights or options with any Person) such that after giving effect to any such Acquisition, the Stockholder and her Affiliates hold, directly or indirectly, in excess of, in the case of the Company, 9.9% of the Company’s then outstanding capital stock, and in the case of any subsidiary of the Company, 9.9% of such subsidiary’s then outstanding capital stock;

(b)          (i) nominate, give notice of an intent to nominate, or recommend for nomination a person for election to the Board at any Stockholder Meeting at which directors of the Board are to be elected; (ii) knowingly initiate, encourage or participate in any solicitation of proxies in respect of any election contest with respect to the Company’s directors (other than any such solicitation of proxies by the Board); (iii) submit any stockholder proposal (pursuant to Rule 14a-8 or otherwise) for consideration at, or bring any other business before, any Stockholder Meeting; (iv) knowingly initiate, encourage or participate in any solicitation of proxies in respect of any stockholder proposal for consideration at, or bring any other business before, any Stockholder Meeting; (v) knowingly initiate, encourage or participate in any “withhold” or similar campaign with respect to any Stockholder Meeting or any solicitation of written consents of stockholders; (vi) request, or knowingly initiate, encourage or participate in any request, to call a special meeting of the Company’s stockholders; (vii) seek, alone or in concert with others, to amend any provision of the Company’s charter or bylaws; or (viii) take any action similar to the foregoing with respect to any of the Company’s subsidiaries;

(c)          make, or participate in, or in any way knowingly assist, facilitate or encourage any other Person to make or participate in, any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving the Company or any of its subsidiaries or their securities or assets;

(d)          form, join, participate in, or knowingly encourage the formation of, a group (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company or any of its subsidiaries;

(e)          deposit any securities of the Company or any of its subsidiaries into a voting trust, or subject any securities of the Company or any of its subsidiaries to any agreement or arrangement with respect to the voting of such securities (other than delivering to the Company or its designee a proxy in connection with a solicitation made by or on behalf of the Company);

(f)           make any request for stockholder list materials of the Company;

(g)          make any public announcement with respect to any extraordinary transaction involving the Company or any of its subsidiaries or any of their securities or assets;

(h)          seek, or encourage or support any effort to, influence or control the management, Board, business, or policies of the Company or any of its subsidiaries (including proposing one or more additional directors or seeking to accelerate the timeline implied by Section 2(c)); provided, that this subclause (h) shall not restrict in any manner the ability of the Stockholder to vote her shares of Common Stock in her sole discretion (subject to Section 4);

(i)           enter into any understandings or arrangements with any Person with respect to any of the foregoing actions, or knowingly encourage or assist any other Person to undertake any of the foregoing actions;

(j)           contest the validity of, or publicly request any waiver of, the obligations set forth in this Section 3; or

(k)          take any action that could reasonably be expected to require the Company or any of its subsidiaries to make a public announcement regarding any of the events described in this Section 3;

provided, however, that nothing in this Section 3 shall be deemed to prohibit the Stockholder or her Representatives from (i) communicating privately with the Company’s Representatives so long as such private communications are otherwise permitted by the following paragraph and would reasonably be determined not to trigger public disclosure obligations for any Party or (ii) communicating with any Person with respect to the sale, transfer or other disposition of the Stockholder’s shares (but not any other Company stockholder’s shares) in connection with any extraordinary transaction involving the Company or any of its subsidiaries or any of their securities or assets; and provided further that nothing in this Section 3 shall be deemed to prohibit the Stockholder from tendering into a tender or exchange offer or voting her shares in her sole discretion with respect to any extraordinary transaction involving the Company or any of its subsidiaries or any of their securities or assets.

The Stockholder shall communicate any specific operational or governance proposals with respect to the Company solely to the CEO or the CFO or the Chair or Vice Chair of the Board.

4.             Voting.  During the Standstill Period, the Stockholder shall appear in person or by proxy at each Stockholder Meeting and vote all shares of Common Stock beneficially owned by the Stockholder, or which the Stockholder has the right or ability to vote, cause to be voted, control, or direct, at such Stockholder Meeting in accordance with the Board’s recommendations with respect to each election of directors and any removal of directors.

5.             Mutual Releases.

(a)          In exchange for the valuable consideration set forth above, the Stockholder, on behalf of herself and the Stockholder Parties (as defined below), hereby unconditionally and irrevocably releases, acquits and forever discharges each of the Company Parties (as defined below) of and from any and all manner of action or actions, causes or causes of action, in law or in equity, suits, debts, liens, contracts, agreements, promises, liabilities, claims, demands, damages, losses, costs and expenses, of any nature whatsoever, known or unknown, fixed or contingent, liquidated or unliquidated, direct or indirect, from the beginning of time to the date of this Agreement; provided, however, that the foregoing release shall not (x) release (i) any rights or duties of any Stockholder Party under this Agreement or the Settlement Agreement, (ii) any claims or causes of action that any Stockholder Party may have for the breach or enforcement of any provision of this Agreement or the Settlement Agreement, (iii) any statutory, corporate or contractual rights to indemnification, expense reimbursement or expense advancement of any Stockholder Party, (y) limit in any way the defense of any Stockholder Party (including any potential counterclaim, crossclaim or other similar claim of any Stockholder Party) with respect to any Derivative Action or (z) limit in any way any Stockholder Party’s rights to indemnification, expense reimbursement or expense advancement in connection with any Derivative Action.  “Stockholder Parties” means the Stockholder and her heirs, estates, trustees, beneficiaries, successors, assigns, insurers and Representatives, and “Company Parties” means the Company and its predecessors, successors, former and current officers (in their capacities as such), former and current directors (in their capacities as such), former and current employees (in their capacities as such), stockholders (in their capacities as such), Representatives (including Wynn Macau Limited and Wynn Resorts (Macau), S.A.), insurers and assigns; provided, however, that “Company Parties” shall not include Stephen A. Wynn or any of his heirs, estates, trustees, beneficiaries, assigns, current or former insurers or current Representatives, in each case, in their capacities as such.

(b)          In exchange for the valuable consideration set forth above, the Company, on behalf of itself and the Company Parties, hereby unconditionally and irrevocably releases, acquits and forever discharges each of the Stockholder Parties of and from any and all manner of action or actions, causes or causes of action, in law or in equity, suits, debts, liens, contracts, agreements, promises, liabilities, claims, demands, damages, losses, costs and expenses, of any nature whatsoever, known or unknown, fixed or contingent, liquidated or unliquidated, direct or indirect, from the beginning of time to the date of this Agreement; provided, however, that the foregoing release shall not (x) release (i) any rights or duties of any Company Party under this Agreement or the Settlement Agreement, (ii) any claims or causes of action that any Company Party may have for the breach or enforcement of any provision of this Agreement or the Settlement Agreement or (iii) any defense to any statutory, corporate or contractual indemnification, expense reimbursement or expense advancement sought by any Stockholder Party (including any potential counterclaim, crossclaim or other similar claim of any Company Party), (y) limit in any way the defense of any Company Party (including any potential counterclaim, crossclaim or other similar claim of any Company Party) or any other claim with respect to any Derivative Action or (z) limit in any way any Company Party’s defense with respect to any indemnification, expense reimbursement or expense advancement sought by any Stockholder Party in connection with any Derivative Action (including any potential counterclaim, crossclaim or other similar claim of any Company Party).  It is expressly understood that Stephen A. Wynn and each of his heirs, estates, trustees, beneficiaries, assigns, current and former insurers and current Representatives, are not Company Parties and are not releasing any claims in this Agreement.

(c)          The Parties agree to withdraw all motions and requests for relief in the Litigation (as defined below) relating to the Company’s May 11, 2018 Countermotion to Redesignate the Confidentiality of the April 2009 Notes (the “Countermotion”).  Specifically the Company agrees to withdraw the Countermotion and to take all actions necessary to return the parties to the status quo they occupied prior to the filing of the Countermotion.  “Litigation” means the post-judgment motions practice in the Eighth Judicial District Court Case No. A-12-656710-B regarding the Company’s May 11, 2018 Countermotion to Redesignate the Confidentiality of the April 2009 Notes and the corresponding writ proceedings in Supreme Court of Nevada Case No. 75852.

(d)          Each Party represents and warrants that such Party has not heretofore transferred or assigned, or purported to transfer or assign, to any Person any claims, demands, obligations, losses, causes of action, damages, penalties, costs, expenses, attorneys’ fees, liabilities or indemnities herein released. Each of the Parties represents and warrants that neither such Party nor any assignee of such Party has filed any lawsuit or other action against the other Party that is currently pending other than the Litigation.

(e)          Each Party waives any and all rights (to the extent permitted by state law, federal law, principles of common law or any other law) that may have the effect of limiting the releases in this Section 5.  Without limiting the generality of the foregoing, each Party acknowledges that there is a risk that the damages and costs that such Party believes such Party has suffered or will suffer may turn out to be other than or greater than those now known, suspected or believed to be true.  Facts on which each Party has been relying in entering into this Agreement may later turn out to be other than or different from those now known, suspected or believed to be true. Each Party acknowledges that in entering into this Agreement, such Party has expressed that such Party agrees to accept the risk of any such possible unknown damages, claims, facts, demands, actions and causes of action. Each Party acknowledges and agrees that the releases and covenants provided for in this Section 5 are binding, unconditional and final as of the date hereof.

6.             Mutual Non-Disparagement.  Subject to applicable law, each of the Parties covenants and agrees that, during the period commencing on the date hereof and ending on the termination of this Agreement, neither such Party nor any of such Party’s Representatives shall make or issue any public statement or statement that would reasonably be expected to become public (including the filing of any document or report or the making of any other disclosure with the SEC or any other governmental authority or any disclosure to any journalist, member of the media or securities analyst) that disparages or criticizes, or could reasonably be expected to disparage or criticize or otherwise be reasonably construed to be derogatory, critical of, negative toward, or detrimental to the other Party or the other Party’s Representatives or the former directors or officers of the other Party in their capacity as such.  Notwithstanding the foregoing, the foregoing restrictions in this Section 6 shall not (a) apply with respect to (i) any response to oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or similar processes (each, a “Legal Requirement”) in connection with any lawsuit, claim, investigation or proceeding before any court, regulatory or arbitral body (each, a “Legal Proceeding”) if such Legal Proceeding (A) has not been initiated by, on behalf of or at the direct or indirect suggestion of such Party or any of such Party’s Representatives, in each case, to the extent required or (B) is a Derivative Action, or (ii) to any disclosure required by applicable law, rules or regulations, to the extent required; or (b) prohibit (i) any Person from reporting what such Person reasonably believes, after consultation with outside counsel, to be violations of federal law or regulation to any governmental authority pursuant to Section 21F of the Exchange Act or Rule 21F promulgated thereunder, (ii) any Person from reporting what such Person reasonably believes, after consultation with outside counsel, to be violations of criminal law to any applicable governmental authority or (iii) any Party from responding to any public statement made by the other Party of the nature described in this Section 6 if such statement by the other Party was made in breach of this Agreement.  Any disclosure by a Party in compliance with the preceding sentence shall not in any way permit such Party to disclose such information to any other Person.  Nothing herein shall be construed so as to prevent or otherwise interfere with a Party’s prosecution or defense of any litigation.  The provisions contained in this Section 6 shall terminate and no longer have any force or effect in the event that the Independent Director has not been appointed as sole Chair of the Board on or prior to December 31, 2018.

7.             No Litigation.  Except in connection with any Derivative Action, each of the Parties covenants and agrees that, during the Standstill Period, such Party shall not, and shall not permit such Party’s Representatives to alone or in concert with others, encourage, pursue or assist any other Person to threaten any Legal Proceeding against the other Party or any of the other Party’s Representatives; provided, however, that the foregoing shall not prevent any Party or any Party’s Representatives from responding to any Legal Requirement in connection with any Legal Proceeding if such Legal Proceeding has not been initiated by, on behalf of or at the direct or indirect suggestion of such Party or any of such Party’s Representatives; and provided, further, that in the event a Party or any of such Party’s Representatives receives such Legal Requirement, such Party shall give prompt written notice of such Legal Requirement to the other Party (except where such notice would be legally prohibited or not practicable).  Notwithstanding anything to the contrary contained in this Section 7, the foregoing shall not preclude any Party from enforcing any of such Party’s rights under, or bringing any claim or cause of action that such Party may have for the breach or enforcement of, (a) this Agreement, (b) the Settlement Agreement or (c) any statutory, corporate or contractual rights of the Stockholder against the Company to indemnification, expense reimbursement or expense advancement or any defense to any such indemnification, expense reimbursement or expense advancement sought by any Company Party (including any potential counterclaim, crossclaim or other similar claim of any Company Party).

8.             Public Announcements.

(a)          No later than two Business Days following the date of this Agreement, the Company and the Stockholder shall announce this Agreement by means of a mutually agreed press release substantially in the form attached hereto as Exhibit A (the “Press Release”).  Prior to the issuance of the Press Release, neither Party shall issue any press release or public announcement regarding this Agreement or take any action that would require public disclosure hereof without the prior written consent of the other Party.  Neither Party shall make or cause to be made any public announcement or statement with respect to the subject of this Agreement that is contrary to the statements made in the Press Release, except with the prior written consent of the other Party.

(b)          No later than two Business Days following the date of this Agreement, the Company shall file with the SEC a Current Report on Form 8-K reporting its entry into this Agreement, disclosing applicable items to conform to its obligations hereunder and appending this Agreement as an exhibit thereto (the “Form 8-K”).  The Form 8-K shall be consistent with the terms of this Agreement and the Press Release.  The Stockholder shall be given a reasonable opportunity to review and comment on the Form 8-K prior to the filing with the SEC, and the Company shall consider in good faith the comments of the Stockholder and her Representatives.

(c)          The Company acknowledges that the Stockholder may file this Agreement as an exhibit to an amendment to her Schedule 13D (the “Schedule 13D Amendment”).  The Schedule 13D Amendment shall be consistent with the terms of this Agreement and the Press Release.  The Company shall be given a reasonable opportunity to review and comment on the Schedule 13D Amendment made by the Stockholder with respect to this Agreement prior to the filing with the SEC, and the Stockholder shall consider in good faith the comments of the Company and its Representatives.

9.             Affiliates. Each Party shall instruct such Party’s Affiliates to comply with the terms of this Agreement and shall be responsible for any breach of this Agreement by any of such Party’s Affiliates. A breach of this Agreement by any Affiliate of a Party shall be deemed to occur if such Affiliate engages in conduct that would constitute a breach of this Agreement if such Affiliate was a party to the same extent as a party to this Agreement.

10.           Representations and Warranties.

(a)          Each Party represents and warrants to the other Party that: (i) such Party has all requisite power and authority to execute and deliver this Agreement and to perform such Party’s obligations hereunder; (ii) this Agreement has been duly and validly authorized, executed and delivered by such Party and is a valid and binding obligation of such Party, enforceable against such Party in accordance with its terms (subject to applicable bankruptcy and similar laws relating to creditors’ rights and to general equity principles); and (iii) the execution, delivery and performance of this Agreement does not and will not result in any breach or violation of any terms or conditions of any agreements to which such Party is a party or by which such Party may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting such Party.

(b)          The Stockholder  represents, warrants and covenants to the Company that she is not and, prior to the expiration or termination of this Agreement, will not become, party to any agreement, arrangement, or understanding (whether written or oral) with the Independent Director with respect to the Independent Director’s service as a director on the Board, including any such agreements, arrangements or understandings (i) with respect to how the Independent Director would vote or act on any issue or question as a director and (ii) providing compensation, directly or indirectly, to the Independent Director for service as a director.

11.           Expenses. After the execution of this Agreement, the Stockholder may submit reasonably detailed documentation (without any obligation to disclose any attorney-client privileged information or any attorney-work-product) of the Stockholder’s actual out-of-pocket fees, costs and expenses incurred in connection with the 2018 annual meeting of the Company’s stockholders and the negotiation of this Agreement and the transactions contemplated hereby.  Within three (3) business days after submission of such documentation together with wire instructions for the applicable payments, the Company shall reimburse the Stockholder for such fees, costs and expenses, by wire transfer in accordance with such wire instructions; provided, that such reimbursement shall not exceed $5,000,000 in the aggregate.  Except as otherwise provided in this Section 11, all fees, costs and expenses incurred by each of the Parties shall be borne by such party.

12.           Termination.

(a)          This Agreement shall terminate (w) on the later of the Commitment Date and the end of the Standstill Period, (x) if a Replacement Director is not approved as provided in Section 2(h), effective as provided in Section 2(h), (y) effective immediately, if the Board at any time determines in good faith, after consulting outside counsel, that the Independent Director’s continued service as Vice Chair or Chair of the Board, as applicable, would violate the Board’s fiduciary duties and (z) effective immediately, if the Independent Director is not recommended or the Board does not solicit proxies against a proposal as provided in Section 2(g).  Notwithstanding anything to the contrary in this Agreement:

(i)          the obligations of the Stockholder pursuant to Sections 3, 4, 5, 6 and 7 shall terminate in the event that the Company materially breaches its obligations pursuant to Section 2, 5, 6 or 7, or the representations and warranties in Section 10, and such breach (if capable of being cured) has not been cured within 10 days following written notice of such breach from the Stockholder, or, if impossible to cure within 10 days, the Company has not taken substantive action to correct within 10 days following written notice of such breach from the Stockholder; provided, however, that the obligations of the Stockholder pursuant to Sections 5 and 7 shall terminate immediately in the event that the Company materially breaches its obligations under Section 5 or 7; and

(ii)          the obligations of the Company pursuant to Sections 2, 5, 6 and 7 shall terminate in the event that the Stockholder materially breaches her obligations pursuant to Section 3, 4, 5, 6 or 7, or the representations and warranties in Section 10, and such breach (if capable of being cured) has not been cured within 10 days following written notice of such breach, or, if impossible to cure within 10 days, the Stockholder has not taken substantive action to correct within 10 days following written notice of such breach from the Company; provided, however, that the obligations of the Company pursuant to Sections 5 and 7 shall terminate immediately in the event that the Stockholder materially breaches her obligations under Section 5 or 7.

(b)          If this Agreement is terminated in accordance with this Section 12, this Agreement shall forthwith become null and void as between the terminating Party and the other Party, but no termination shall relieve any Party from liability for any breach of this Agreement prior to such termination.

13.           Mandatory Injunctive Relief.  Each Party acknowledges and agrees that any breach of any provision of this Agreement shall cause the other Party irreparable harm which would not be adequately compensable by money damages.  Accordingly, in the event of a breach or threatened breach by a Party of any provision of this Agreement, the other Party shall be entitled to the remedies of injunction or other preliminary or equitable relief, without having to prove irreparable harm or actual damages or post a bond or other security.  The foregoing right shall be in addition to such other rights or remedies that may be available to the non-breaching Party for such breach or threatened breach, including the recovery of money damages.

14.           Amendment and Waiver.  No amendment or modification of this Agreement shall be effective unless it is in writing signed by the Company and the Stockholder.  No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.  No waiver of any of the provisions of this Agreement shall be effective unless it is in writing signed by the Party making such waiver.  The failure of a Party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that Party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

15.           Entire Agreement.  This Agreement and the documents referenced herein set forth the entire understanding between the Parties hereto and supersede and merge all previous written and oral negotiations, commitments, understandings and agreements (other than the Settlement Agreement) relating to the subject matter hereof between the Company and the Stockholder.

16.           Assignment.  This Agreement is solely for the benefit of the Parties and is not enforceable by any other Person except that each of the Stockholder Parties and the Company Parties is an express third-party beneficiary of the provisions contained in Section 5 of this Agreement.  This Agreement may not be transferred or assigned by either Party without the prior written consent of the other Party.  Any purported assignment without such consent is null and void.  Subject to the foregoing sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against the permitted successors and assigns of each Party.

17.           Severability.  In case any one or more of the provisions contained in this Agreement is for any reason held by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal or unenforceable provision shall be reformed and construed so that it will be valid, legal and enforceable to the maximum extent permitted by law.

18.             Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given (i) when delivered personally, (ii) one Business Day after being sent by a nationally recognized overnight carrier to the addresses set forth below or (iii) upon sending if sent by electronic mail to the electronic mail addresses below, with confirmation of receipt from the receiving Party by electronic mail:

(a)          If to the Company, to:

Wynn Resorts, Limited
3131 Las Vegas Blvd. South
Las Vegas, NV 89109
Attention:	Ellen Whittemore, Executive Vice President and General Counsel
Email:	ellen.whittemore@wynnresorts.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:	Eric L. Schiele
Shaun J. Mathew
Email:	eric.schiele@kirkland.com
shaun.mathew@kirkland.com

with an additional copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 W. 52nd Street
New York, NY 10019
Attention:	Daniel A. Neff
Email:	DANeff@wlrk.com

(b)          If to the Stockholder, to:

Elaine P. Wynn
3800 Howard Hughes Parkway, Suite 960
Las Vegas, NV 89169

with a copy (which shall not constitute notice) to:

Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
Attention:	James M. Cole
Thomas A. Cole
Kai H. Liekefett
Beth E. Peev
Email:	jcole@sidley.com
tcole@sidley.com
kliekefett@sidley.com
bpeev@sidley.com

19.           Governing Law; Jurisdiction; Jury Waiver.  This Agreement, and any disputes arising out of or related to this Agreement (whether for breach of contract, tortious conduct or otherwise), shall be governed, construed and interpreted in accordance with the laws of the State of Nevada, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Nevada.  Each of the Parties (a) irrevocably and unconditionally submits to the jurisdiction of the federal or state courts located in the State of Nevada for the purpose of any Legal Proceeding arising out of or based upon this Agreement, (b) agrees not to commence any Legal Proceeding arising out of or based upon this Agreement except in the federal or state courts located in the State of Nevada, and (c) hereby waives, and agrees not to assert, by way of motion, as a defense, or otherwise, in any such Legal Proceeding, any claim that such Party is not subject personally to the jurisdiction of the above-named courts, that such Party’s property is exempt or immune from attachment or execution, that the Legal Proceeding is brought in an inconvenient forum, that the venue of the Legal Proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.  Each Party consents to accept service of process in any such Legal Proceeding by service of a copy thereof upon either such Party’s registered agent in the State of Nevada or the Secretary of State of the State of Nevada, with a copy delivered to such Party by certified or registered mail, postage prepaid, return receipt requested, addressed to such Party at the address in Section 18. Nothing contained herein shall be deemed to affect the right of either Party to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

20.           Miscellaneous.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.  Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature.

21.           Construction.  In this Agreement, (a) the word “including” (in its various forms) means “including, without limitation;” (b) the words “hereunder,” “hereof,” “hereto” and words of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement; (c) the word “or” is not exclusive; and (d) references to “Sections” in this Agreement are references to Sections of this Agreement unless otherwise indicated.

22.           Headings.  The headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed on the date first set forth above.

WYNN RESORTS, LIMITED

By:	/s/ Matt Maddox

Name:	Matt Maddox
Title:	Chief Executive Officer and President
Principal Executive Officer

ELAINE P. WYNN

/s/ Elaine P. Wynn

[Signature Page to Cooperation Agreement]

Exhibit A

Press Release

Wynn Resorts’ Board of Directors Announces Phil Satre to Join Leadership Team
Mr. Satre Praised by Board Chairman Wayson and Shareholder Elaine Wynn

LAS VEGAS, [date] – Today, Wynn Resorts’ Board of Directors announced the addition of Phil Satre as its newly-appointed vice chairman. D. Boone Wayson, current board chairman, also announced he will be stepping down as chairman at the end of this year, but will continue to serve as a board member. The Board of Directors plans to appoint Mr. Satre to succeed Mr. Wayson as Chairman of the Board.

Satre is president of the National Center for Responsible Gaming. He served in various leadership roles in the gaming industry for more than 25 years, including as Chairman and CEO of Harrah’s Entertainment, Inc. He has also served as the Chairman of the Board of International Game Technology PLC, Nordstrom, Inc., and NV Energy, Inc. and has served as director of Harrah’s Entertainment, Inc. and Rite Aid Corporation. He has received numerous accolades, including his election to the American Gaming Association’s Hall of Fame.

“The addition of someone of Phil’s caliber and experience is a significant step forward for Wynn Resorts as we turn the page on the last six months,” said Wayson. “Our goal is to give the management team, led by CEO Matt Maddox, an opportunity to grow and develop this company to its greatest potential. Phil’s insight and guidance will be invaluable as we move forward. I am proud of our accomplishments and am pleased that someone as outstanding as Phil will succeed me in the role as Chairman.”

Wayson continued, “This appointment is the result of a collaborative effort with co- founder Elaine Wynn, which I believe will serve as the beginning of a constructive and unified effort by all parties to move the Company forward.”

Elaine Wynn, co-founder and the largest shareholder of Wynn Resorts, said, “I have long respected Phil as a leader in the gaming industry and am confident that his addition to the Company’s leadership team, coupled with the plans laid out by Management, will bring the Company tremendous success in the years to come. Phil’s role as vice chair, and as chairman in the future, will be key to furthering the Wynn Resorts brand as one of the premier destination resort operators in the world.”

Phil Satre said, “I have long admired the innovation and excellence that have become the hallmarks of the Wynn brand. I am honored to now have the opportunity to be joining Wynn Resorts at this important time and to play a role in the Company’s continued success. I applaud the efforts by Management and the Board to respond to the current challenges faced by this otherwise first-class enterprise. The strength of the current Board of Directors, combined with the leadership of Matt Maddox and his team, give me confidence that the future is bright for Wynn Resorts.”